UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 10, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                     A news release dated 11 February 2014 entitled ‘VODAFONE AND MONEYGRAM GLOBAL AGREEMENT’

2.                                     A news release dated 14 February 2014 entitled ‘VODAFONE INDIA ACQUIRES SPECTRUM FOR £1.9bn TO ENHANCE MOBILE SERVICES FOR CUSTOMERS’

3.                                     A news release dated 18 February 2014 entitled ‘VODAFONE UNVEILS WORLD’S LARGEST 4G ROAMING NETWORK’

4.                                     A news release dated 20 February 2014 entitled ‘VODAFONE WINS AWARD FOR ITS ROLLOUT OF FIBRE IN EUROPE’

5.                                     A news release dated 24 February 2014 entitled ‘Share consolidation effective and commencement of trading in consolidated shares’

6.                                     A news release dated 24 February 2014 entitled ‘VODAFONE FOUNDATION UNVEILS ‘MINI’ MOBILE NETWORK IN A BACKPACK’

7.                                     A news release dated 25 February 2014 entitled ‘EUROPE’S FIRST LIVE TRIAL OF LTE BROADCAST: REVOLUTIONISING VIDEO DELIVERY ACROSS MOBILE NETWORKS’

8.                                     A news release dated 27 February 2014 entitled ‘VODAFONE FOUNDATION ANNOUNCES CONNECTED WOMEN SUMMIT’

9.                                     Stock Exchange Announcement dated 3 February 2014 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’

10.                              Stock Exchange Announcement dated 6 February 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

11.                              Stock Exchange Announcement dated 10 February 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS — REPLACEMENT’

12.                              Stock Exchange Announcement dated 13 February 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

13.                              Stock Exchange Announcement dated 21 February 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

14.                              Stock Exchange Announcement dated 26 February 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

15.                              Stock Exchange Announcement dated 28 February 2014 entitled ‘VODAFONE GROUP PLC TOTAL VOTING RIGHTS AND CAPITAL’

11 February 2014

VODAFONE AND MONEYGRAM GLOBAL AGREEMENT

Agreement will allow consumers to transfer funds from 200 countries to all M-Pesa users

Vodafone and MoneyGram, a leading global money transfer and global payment services company, have teamed up to enable consumers to transfer funds directly from around 200 countries to the millions of users of M-Pesa. This service will be launched in key markets during the second quarter of 2014, with additional roll-out planned throughout the remainder of the year.

The agreement will allow consumers who visit MoneyGram’s 334,000 agents across the globe to send funds directly to M-Pesa accounts.  MoneyGram customers can also transfer money to an M-Pesa user through moneygram.com or via a mobile app, available on iPhone, Android and Windows 8 phones.

M-Pesa — which allows customers to pay bills and withdraw, transfer and deposit money easily — is now available in the following countries — the Democratic Republic of Congo, Egypt, Fiji, India, Kenya, Lesotho, Mozambique, South Africa and Tanzania. Additional markets are due to launch M-Pesa during 2014.

The World Bank estimates that more than half of all inhabitants in the countries in which M-Pesa is available do not have access to a traditional bank account1.  With most of these inhabitants belonging to low-income rural areas and becoming increasingly reliant on cross-border transfers, mobile money provides a simple and low-cost method for geographically dispersed families to bank and transfer funds.

Michael Joseph, Vodafone Director of M-Pesa said: “There is huge demand for sending funds back to family and friends in your home market and an estimated $90bn2 per year is transferred to M-Pesa markets from around the globe. Our partnership with MoneyGram provides the most extensive global network and greatest number of access points for consumers wishing to transfer funds to M-Pesa users.”

Alex Hoffmann, senior vice president of global product management and emerging channels at MoneyGram said: “We’re excited about the opportunity to leverage our powerful platform to expand our reach to these digital channels.  This agreement furthers our goal of joining with fast and reliable mobile wallets so consumers may send money for life’s essentials anywhere and any way they want, simply and conveniently.”

- ends -

Note to Editors

Developed by Vodafone, M-Pesa had nearly 16 million active customers as at 30 September 2013 and approximately 165,000 authorised agents worldwide. A customer can buy airtime and pay for bills, such as electricity and water as well as groceries.  Many other businesses are using the service to allow their customers to pay them easily and safely. Additionally in Kenya, Safaricom and Vodafone recently launched a savings and loans product in partnership with the Commercial Bank of Africa (CBA).

The service has experienced significant growth and its active customers make in excess of €900 million worth of transactions per month.

1World Bank, Apr 2012

2World Bank, 2013

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

About MoneyGram

MoneyGram, a leading money transfer company, enables consumers who are not fully served by traditional financial institutions to meet their financial needs. MoneyGram offers money transfer services worldwide through a global network of 334,000 agent locations - including retailers, international post offices and financial institutions - in 200 countries and territories. MoneyGram also offers bill payment services in the U.S. and Canada. To learn more about money transfer or bill payment at an agent location or online, please visit moneygram.com or connect with us on Facebook.

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

MoneyGram International

Investor Relations	Media Relations
Tel: +1-214-979-1400	Tel: +1-214-303-9923

14 February 2014

VODAFONE INDIA ACQUIRES SPECTRUM FOR £1.9bn TO ENHANCE MOBILE SERVICES FOR CUSTOMERS

Vodafone India has been awarded spectrum licences in 11 telecom circles in the Indian government’s 900 MHz and 1800 MHZ spectrum auction, enabling the company to provide customers with enhanced mobile voice and data services across the country.

Vodafone India acquired a total of 23MHz in the 900MHz band in Mumbai, Delhi and Kolkata and 49MHZ in the 1800MHz band in Mumbai, Delhi, Kolkata, Karnataka, Kerala, Gujarat, UP East, Rajasthan, Haryana, Andhra Pradesh and Punjab. Vodafone’s investment totals INR19,645 crores (£1.9bn1) of which INR 5,600 crores (£540million1) is payable in financial year 2013/2014 with the remainder payable in instalments starting in 2017.

Vodafone India has established a strong platform for 4G data services by buying 1800MHz spectrum in Mumbai, Delhi, Kolkata, Karnataka and Kerala, which account for more than 50% of data revenues and are expected to drive the adoption of 4G as was the case after the introduction of 3G services in 2010. Vodafone India also maintained its overall holdings of 900 MHz spectrum in Delhi, Mumbai and Kolkata, and purchased 1800 MHz spectrum in four circles where its licences are due for extension in 2015.

Vodafone India has over 160 million customers, with the number of mobile internet users increasing 38% to 45.7 million in its most recent quarter. Data usage also continues to grow strongly with 3G usage now averaging in excess of 700MB per month. This spectrum and the continued investment in networks will enable Vodafone India to build on its success in delivering superior mobile services to its customers throughout India.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

Note to editors

1At an exchange rate of £1.00: INR103.661

	EXISTING HOLDINGS		PURCHASED		POST PURCHASE
CIRCLE	900 MHz	1800 MHz	900 MHz	1800 MHz	900MHz	1800 MHz
Mumbai	8.0	2.0	11.0	8.20	11.0	8.2
Delhi	8.0	2.0	5.0	8.0	5.0	8.0
Kolkata	7.80	2.0	7.0	8.0	7.0	8.0
Karnataka	—	8.0		5.0		13.0
Kerala	6.20	1.25		7.0	6.20	8.25
Gujarat	7.80	2.0		4.40	7.80	6.40
UP East	6.20	3.25		4.0	6.20	7.25
Rajasthan	6.20	—		0.80	6.20	0.80
Haryana	6.20	2.50		2.40	6.20	4.90
Andhra Pradesh	—	6.20		0.60		6.80
Punjab	—	7.45		0.60	—	8.05

18 February 2014

VODAFONE UNVEILS WORLD’S LARGEST 4G ROAMING NETWORK

Vodafone will soon offer ultra-fast 4G roaming to more countries than any other mobile operator worldwide, it was announced today.

From summer 2014, consumers and business customers travelling overseas will be able to take advantage of 4G mobile services when using their smartphones and tablets in 18 countries worldwide for no more than the cost of existing 3G roaming services such as Vodafone’s popular pan-European Union daily roaming price plans.

Vodafone already offers 4G roaming on its own networks in Greece, Italy, Portugal, Romania and Spain.  Between now and the summer 2014, Vodafone will launch 4G roaming in Australia, Germany, the Netherlands, New Zealand, South Africa, and the UK.  In addition, Vodafone customers will be able to use 4G networks of other telecommunications companies in Austria, Belgium, France, Japan, Singapore, South Korea and Switzerland.

Vodafone Group Chief Commercial and Operations Officer Paolo Bertoluzzo said: “4G is great for travellers, whether they are on business or on holiday. Much faster, simpler to use and often less expensive than typical, hotel wi-fi connections anywhere in Europe, 4G roaming will give our customers high-speed connections for video, music streaming, web surfing, working and much more anywhere, from the airport to the cafe.”

Under its Project Spring £7 billion investment programme, Vodafone has fast-tracked its 4G roaming plans to ensure that key holiday destinations are covered in time for the summer break. It will also offer 4G roaming to customers of other operators under its existing reciprocal roaming agreements.

Notes for editors

Vodafone’s daily roaming proposition now has 11 million registered customers, accounting for more than 20% of consumer contract and 15% of enterprise roaming customers. A European customer on Vodafone Red, for example, can take their home tariff and data allowance abroad for an additional daily price of €3.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
Telephone: +44 (0) 1635 664444	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

20 February 2014

VODAFONE WINS AWARD FOR ITS ROLLOUT OF FIBRE IN EUROPE

Vodafone’s “outstanding contribution” to fibre-to-the-home (“FTTH”) adoption in Europe was today acknowledged by the FTTH Council Europe, which presented Vodafone with the “FTTH Operator Award 2014” at its annual conference in Stockholm.

Vodafone’s optical fibre investments in Portugal, Spain and Italy were the focus of the award.  Collectively:

•                  Vodafone Portugal has passed more than 700,000 homes with fibre and aims to reach 1.5 million by mid-2015;

•                  Vodafone Spain has partnered with Orange in a €1 billion partnership to co-invest in fibre and aims to reach 3 million homes in 2015, increasing to 6 million in 2017; and

•                  Vodafone Italy offers fibre services in 37 cities and aims to build out fibre-to-the-cabinet coverage in 150 cities over the next two years, reaching around 6.5 million households.

The award comes as Vodafone embarks on the largest and fastest period of investment in network and services in its history with plans to spend £19 billion over the next two years.

Philipp Humm, Vodafone CEO Europe, said: “Vodafone’s investments in Portugal, Spain and Italy are a key part of our commitment to offer customers an unmatched customer service, to help them be the best connected and to enjoy all the benefits of technological innovation in and out of their homes. Our investments in Portugal, Spain and Italy will be increased significantly over the next two years under Vodafone’s Project Spring programme with nearly €3 billion committed to establishing even stronger network and service differentiation in these countries. We are delighted to be recognised by the FTTH Council Europe and will continue to strive to bring the best to our customers.”

The FTTH Council Europe is an industry organisation with a mission to accelerate the availability of fibre-based, ultra-high-speed access networks to consumers and businesses.

- ends -

For further information:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

Notes to editor:

About the FTTH Award: http://stockholm.ftthcouncil.eu/award/about-the-award

About the FTTH Conference: http://stockholm.ftthcouncil.eu/conference/about-the-event

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

24 February 2014

Share consolidation effective and commencement of trading in consolidated shares

Further to the announcements on 19 and 21 February 2014, the 6 for 11 consolidation of the entire ordinary share capital of Vodafone Group Plc (“Vodafone”) will become effective today and trading in the new ordinary shares is expected to commence at 8.00 a.m. today.*

Existing share certificates for Vodafone ordinary shares will no longer be valid as of 8.00 a.m. today. Shareholders who are eligible for the Vodafone Share Account (“VSA”) and have not opted out of the VSA will receive a statement of ownership in due course. Shareholders who are not eligible for the VSA or who have opted out will receive new share certificates.

In conformity with Disclosure and Transparency Rule 5.6.1AR, Vodafone hereby notifies the market that, as at 8.00 a.m. today, Vodafone’s issued and listed share capital will consist of 28,811,864,298 ordinary shares with a nominal value of 20 20/21 US cents each with voting rights, of which 2,373,727,362 ordinary shares will be held in Treasury.

Therefore, the total number of voting rights in Vodafone will be 26,438,136,936. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

In addition to these issued and listed ordinary shares, Vodafone has existing block listings with an outstanding balance of 93,251,236 ordinary shares with a nominal value of 11 3/7 US cents. Following the consolidation these block listings will be for 50,864,306 ordinary shares with a nominal value of 20 20/21 US cents.

Vodafone confirms that the ordinary shares held by its directors, persons discharging managerial responsibility and their connected persons will be consolidated with effect from 8.00 a.m. today, but that the relevant percentage interests in Vodafone on consolidation will remain the same.

Expected timetable of events:

Event	Time / Date
Verizon common shares credited to shareholders	From 8.00 a.m. on 24 February 2014
Payment of cash entitlements under the Return of Value	4 March 2014
Payment of fractional entitlements under the Return of Value	10 March 2014

Enquiries:

Vodafone Group
Investor Relations	Tel: +44 (0) 7919 990 230
Media Relations	Tel: +44 (0) 1635 664 444

All terms not defined in this announcement shall have the meaning given to them in the announcement on 2 September 2013 in which Vodafone announced it had reached an agreement to dispose of its US group whose principal asset is its 45% interest in Verizon Wireless, to Verizon, Vodafone’s joint venture partner, for a consideration of US$130 billion. The distribution of this announcement in certain jurisdictions may be restricted and accordingly it is the responsibility of any person into whose possession the announcement comes to inform themselves about and observe such restrictions.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

* The ISIN for the new ordinary shares of Vodafone is GB00BH4HKS39.

24 February 2014

VODAFONE FOUNDATION UNVEILS ‘MINI’ MOBILE NETWORK IN A BACKPACK

The Vodafone Foundation has today announced Instant Network Mini, an 11 kilogram mobile network in a backpack that can be deployed in just 10 minutes, enabling aid workers to carry out life-saving work in disaster situations.

A robust backpack that can be taken as hand luggage on commercial flights and deployed by non-technical staff, Vodafone Foundation Instant Network Mini can provide up to five concurrent calls within a radius of 100 metres and enable text messages to be sent to thousands of people to provide crucial information following a disaster.

The ‘network in a backpack’ follows on from the original Vodafone Foundation Instant Network, a portable network in four suitcases weighing 100kg. The original Instant Network equipment, which offers a much larger operating radius of up to 5km, was deployed in the Philippines within 24 hours of Typhoon Haiyan hitting in November 2013.  The deployment enabled 1.4 million text messages and 443,288 calls in 29 days.

Vodafone  Foundation Instant Network Mini was developed with Vodafone Spain and the Vodafone Foundation’s partners Huawei and Telecoms Sans Frontières, It provides a secure 2G GSM network. The GSM base transceiver station connects to a host network over a satellite connection. The equipment is particularly suited to providing a GSM mobile network in the immediate aftermath of a disaster and for delivering mobile money solutions to inaccessible areas. It has been designed to provide both voice and SMS communications to a small humanitarian field office in disaster areas.

Andrew Dunnett, Director, the Vodafone Foundation, said: “The Vodafone Foundation Instant Network has enabled thousands of people to reconnect with their loved ones. Vodafone Foundation Instant Network Mini is simple and quick to deploy and will be particularly valuable to those humanitarian workers without any other means of communication”.

For further information:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

groupmedia@vodafone.com

About the Vodafone Foundation

The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes. In countries in which Vodafone operates, social investment is delivered by a unique footprint of 28 Vodafone Foundations and social investment programmes. These programmes are directed and chosen by the Foundation Trustees and receive funding from the Vodafone Foundation in the UK as well as their local Vodafone company. The Vodafone Foundation is a registered charity in England and Wales (registered number 1089625).

25 February 2014

EUROPE’S FIRST LIVE TRIAL OF LTE BROADCAST: REVOLUTIONISING VIDEO DELIVERY ACROSS MOBILE NETWORKS

•                  Vodafone Germany and Ericsson trial a unique video broadcast in Borussia Mönchengladbach’s football stadium

•                  Point-to-multipoint video signal distribution puts no additional load on the network

Vodafone Germany is the first European carrier to conduct live tests with LTE Broadcast in collaboration with communications technology and services provider Ericsson, Qualcomm Technologies, Inc and Samsung. The trial took place at Borussia Mönchengladbach’s stadium on Saturday 22 February, when they played 1899 Hoffenheim in the Bundesliga.

LTE Broadcast — also known as evolved Multimedia Broadcast Multicast Service (eMBMS) — puts no additional load on the network, enabling smartphone users in device dense locations to watch TV channels in high-quality.

The service uses Single Frequency Network technology (like DVB-T) to distribute the signal to an unlimited number of recipients. The user only needs an LTE-enabled device with an LTE Broadcast app.

As part of Vodafone Germany’s network modernisation programme, LTE Broadcast could soon be available in further German stadia.

“There is growing demand for high quality video content on mobile devices and LTE Broadcast gives our customers a brand new mobile media experience,” said Eric Kuisch, CTO Vodafone Germany. “This technology enables multiple broadcast sessions to be viewed simultaneously, so our customers will be able to watch Sky’s Premiere League Summary or exclusive video content from the stadium they’re in.”

- ends -

For further information:

Vodafone Group Media Relations - Tel:  +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

27 February 2014

VODAFONE FOUNDATION ANNOUNCES CONNECTED WOMEN SUMMIT

The Vodafone Foundation has today announced that the Connected Women Summit will take place in London on 3 March 2014.

The summit will focus on the impact of mobile technology on the lives of women around the world ahead of International Women’s Day on 8 March 2014.  At the event, the Vodafone Foundation will:

•                  publish new research on the economic impact of extending women’s access to mobile, particularly in the developing world;

•                  demonstrate how innovative mobile technologies can transform health and education and change women’s lives; and

•                  announce a major new global female literacy and education partnership

The day’s activities will culminate in an evening event in London hosted by Vodafone Group Chief Executive Vittorio Colao and Vodafone Chief Executive for Africa, Middle East and Asia Pacific Serpil Timuray.  Guest speakers will include Malala Yousafzai, ambassador for girls’ education worldwide through the Malala Fund and author of I am Malala: The Girl Who Stood Up for Education, Kathy Calvin, President and Chief Executive Officer of the United Nations Foundation and Justine Greening, International Development Secretary in the UK.  The evening event will be moderated by Carla Buzasi, Editor-in-Chief, The Huffington Post UK.

Vodafone Group Chief Executive Vittorio Colao said: “Mobile changes women’s lives forever. Mobile technologies can help women build businesses, lift families out of poverty, conquer illiteracy, enhance maternal and childhood health and reduce the blight of domestic violence.”

For further information:

Vodafone Group

Media Relations

groupmedia@vodafone.com

About the Vodafone Foundation

The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes. In countries in which Vodafone operates, social investment is delivered by a unique footprint of 28 Vodafone Foundations and social investment programmes. These programmes are directed and chosen by the Foundation Trustees and receive funding from the Vodafone Foundation in the UK as well as their local Vodafone company. The Vodafone Foundation is a registered charity in England and Wales (registered number 1089625).

3 February 2014

RNS: 9774Y

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 3 February 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme

Period of return:	From:	1 August 2013	To:	31 January 2014

Balance of unallotted securities under scheme(s) from previous return:		4,801,428

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,801,428

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 3 February 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Sharesave Option Scheme

Period of return:	From:	1 August 2013	To:	31 January 2014

Balance of unallotted securities under scheme(s) from previous return:		1,837,085

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,837,085

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 3 February 2014

Name of applicant:	VODAFONE GROUP PLC

Name of scheme:	2008 Sharesave Option Scheme

Period of return:	From:	1 August 2013	To:	31 January 2014

Balance of unallotted securities under scheme(s) from previous return:		1,248,508

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,248,508

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 3 February 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone Share Incentive Plan

Period of return:	From:	1 August 2013	To:	31 January 2014

Balance of unallotted securities under scheme(s) from previous return:		1,712,356

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet		1,712,356

issued/allotted at end of period:

Name of contact:	Tamara Northcott

Telephone number of contact:	+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 3 February 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Project Telecom plc Approved Share Option Scheme

Period of return:	From:	1 August 2013	To:	31 January 2014

Balance of unallotted securities under scheme(s) from previous return:		156,155

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		156,155

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 3 February 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Project Telecom plc Unapproved Share Option Scheme

Period of return:	From:	1 August 2013	To:	31 January 2014

Balance of unallotted securities under scheme(s) from previous return:		445,626

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		445,626

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 3 February 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan

Period of return:	From:	1 August 2013	To:	31 January 2014

Balance of unallotted securities under scheme(s) from previous return:	49,254,791

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:	49,254,791

Name of contact:	Tamara Northcott

Telephone number of contact:	+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 3 February 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		The Vodafone Global Incentive Plan

Period of return:	From:	1 August 2013	To:	31 January 2014

Balance of unallotted securities under scheme(s) from previous return:		33,680,094

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		103,840

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		33,576,254

Name of contact:	Tamara Northcott

Telephone number of contact:	+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 3 February 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme

Period of return:	From:	1 August 2013	To:	31 January 2014

Balance of unallotted securities under scheme(s) from previous return:		283,760

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		64,727

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		219,033

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

6 February 2014

At: 15:38

RNS: 5064Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received from Computershare Trustees Limited on 6 February 2014 that, the individuals listed below acquired an interest in the following number of ordinary shares of US$0.11 3/7 each (“Ordinary Shares”) in the Company, at the price of 219.05p per Ordinary Share through reinvestment of dividend pursuant to the rules of the Vodafone Share Incentive Plan, on 5 February 2014:

Name of Director / PDMR	Number of Ordinary Shares
Andy Halford*	486
Nick Jeffery	367
Matthew Kirk	289
Ronald Schellekens	157

* Denotes Director of the Company.

END

10 February 2014

At: 17:38

RNS: 7327Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS - REPLACEMENT

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 10 February 2014, that today, Matthew Kirk, a Person Discharging Managerial Responsibility within the Company, exercised the following options, granted under the Vodafone Global Incentive Plan, over 256,067 ordinary shares of US$0.11 3/7 in the Company:

PDMR	No of options exercised	Unapproved / Approved	Exercise price	No. of shares sold @ 220.615p
Matthew Kirk	95,011	Unapproved	£1.1525	95,011
Matthew Kirk	26,030	Approved	£1.1525	26,030
Matthew Kirk	135,026	Unapproved	£1.6780	135,026

Following these transactions, Mr. Kirk retains a holding of 432,139 ordinary shares in the Company.

END

13 February 2014

At: 14.53

RNS: 0453A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised today, by Computershare Trustees Limited, that on 12 February 2014 the director and persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.11 3/7 each in the Company, at the price of 221.53p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Andy Halford*	112
Nick Jeffery	112
Matthew Kirk	112
Ronald Schellekens	112

* Denotes Director of the Company

END

21 February 2014

At: 10:27

RNS: 6376A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received from Banque Leonardo on 20 February 2014 that, Anne Lauvergeon, a Non-Executive Director of the Company, acquired an interest in 493 ordinary shares of US$0.11 3/7 each (“Ordinary Shares”) in the Company at the price of £2.23 per Ordinary Share, through reinvestment of dividend income.

As a result of the above, Anne Lauvergeon now has an interest in 31,445 Ordinary Shares.

END

26 February 2014

At: 09:54

RNS: 9771A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received from Brewin Dolphin Limited today, that, Rosemary Martin, Company Secretary of the Company, acquired an interest in 10,275 ordinary shares of US$0.20 20/21 each (“Ordinary Shares”) in the Company at the price of 247.45p per Ordinary Share on 26 February 2014.

As a result of the above, Rosemary Martin now has an interest in 455,688 Ordinary Shares.

END

28 February 2014

At: 09:46

RNS: 2057B

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 28,811,864,298 ordinary shares of U.S.$0.20 20/21 each with voting rights, of which 2,373,603,014 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,438,261,284.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 10, 2014	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary